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                                  EXHIBIT 21.1

                   Subsidiaries of Network General Corporation


     The Registrant's twelve subsidiaries are Progressive Computing, Inc., an Illinois corporation, ProTools, Inc. a Delaware corporation, Network General Technology Corporation, a Delaware corporation, Network General Australia Pty. Ltd., an Australian corporation, Network General Europe N.V., a Belgium corporation, Network General (Canada) Ltd., a Canadian corporation, Network General France S.A.R.L., a French corporation, Network General (Deutschland) GmbH, a German corporation, Network General/NGC AG, a Swiss corporation, Network General Japan K.K., a Japanese corporation, Network General Singapore Pte. Ltd., a Singapore corporation, and Network General Europe B.V., a Dutch corporation, all of which are wholly owned by the Registrant.


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